SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                February 19, 2003

                         Commission file number 0-28526

                                   GENSET S.A.
             (Exact name of registrant as specified in its charter)


                            6, Place de la Madeleine
                               75008 Paris, France
                    (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X    Form 40-F
                                      ---            ---

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____


          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes      No X
                                      ---     ---

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

         This Report of Genset S.A. contains the English translation of the following documents:

            o Notice of Meeting relating to a meeting of Genset shareholders to be held on March 4, 2003, including the text of proposed resolutions to be discussed at the meeting, as published in the Bulletin des Annonces Legales Obligatoires on January 24, 2003 pursuant to French law; and

            o Notice of Convocation relating to a meeting of Genset shareholders to be held on March 4, 2003, as published in the Bulletin des Annonces Legales Obligatoires on February 17, 2003 pursuant to French law.

         Because the Amended and Restated Deposit Agreement, dated as of April 10, 1998, among Genset, The Bank of New York, as depositary, and the Owners and beneficial owners of the American Depositary Receipts ("ADRs") issued thereunder was terminated as of December 27, 2002, ADR holders are notified that they may not participate in the meeting of shareholders to which the above notices refer. ADR holders wishing to participate in the meeting must surrender their ADRs, withdraw the shares evidenced by the ADRs, and record their shares as described in the Notice of Convocation at least five days before the date of the meeting.

                                     GENSET

          A French societe anonyme with a capital of (euro) 24,697,050 Registered office: PLM 6, place de la Madeleine - 75008 PARIS
             Registry of Commerce and Companies of PARIS 351 723 440

                                NOTICE OF MEETING

Shareholders are informed that they are convened on Tuesday, March 4, 2003, at 9:00 a.m., at Hotel Mercure Paris Porte de Versailles, 69 Boulevard Victor, 75015 Paris, to the Ordinary and Extraordinary Shareholders' Meeting in order to consider the following agenda and resolutions:

AGENDA
------

I - Ordinary Shareholders' Meeting

o Ratification of the provisional appointment of Mr. Giampiero de Luca as director;
o Ratification of the provisional appointment of Mr. Silvano Fumero as director;
o Ratification of the provisional appointment of Mr. Pierre Douaze as director;
o Ratification of the decision to transfer the registered office to 6, place de la Madeleine, 75008 Paris.

II - Extraordinary Shareholders' Meeting

o Reading of the Board of Directors' report;
o Reading of the Statutory Auditors' special reports;
o Amendments to Article 6 of the Company's bylaws;
o Decision to transfer the registered office to Route Nationale 7, 91030 Evry Cedex;
o Authorization to the Board of Directors to issue shares and/or investment certificates, as well as any other securities giving access, immediately or in the future, to shares or investment certificates of the Company, up to a maximum nominal value of (euro) 50 million;
o Authorization to the Board of Directors to use all or part of the delegation entrusted by the previous authorization to issue shares and/or securities giving access to the share capital without shareholders' preferential subscription rights;
o Authorization to the Board of Directors to increase the share capital through capitalization of reserves, earnings, premiums, or other amounts, the capitalization of which would be admitted, up to the maximum limit referred to above;
o Delegation of authority to the Board of Directors to increase the Company's share capital in favor of the employees of the Company or affiliated companies, in connection with a company savings plan (PEE - Plan Epargne Entreprise) or a voluntary contributory employee savings plan (PPESV - Plan Partenarial d'Epargne Salariale Volontaire), up to an annual maximum amount of 100,000 new shares;
o Powers.


TEXT OF PROPOSED RESOLUTIONS
----------------------------

I - Ordinary shareholders' meeting

First Resolution (Ratification of the provisional appointment of Mr. Giampiero de Luca as director) - The Shareholders' Meeting resolves to ratify the appointment made provisionally by the Board of Directors during its meeting held on October 23, 2002, of Mr. Giampiero De Luca as director to replace Mr. Edmund Olivier de Vezin, resigning director, for the remaining term of office of his predecessor, i.e. until the adjournment of the Shareholders' Meeting called to rule on the financial statements for the fiscal year ending December 31, 2007.

Second Resolution (Ratification of the provisional appointment of Mr. Silvano Fumero as director) - The Shareholders' Meeting resolves to ratify the appointment made provisionally by the Board of Directors during its meeting held on October 23, 2002, of Mr. Silvano Fumero as director to replace Mr. Dominique Vernay, resigning director, for the remaining term of office of his predecessor, i.e. until the adjournment of the Shareholders' Meeting called to rule on the financial statements for the fiscal year ending December 31, 2006.

Third Resolution (Ratification of the provisional appointment of Mr. Pierre Douaze as director) - The Shareholders' Meeting resolves to ratify the appointment made temporarily by the Board of Directors during its meeting held on October 23, 2002, of Mr. Pierre Douaze as director to replace Mr. Martyn Greenacre, resigning director, for the remaining term of office of his predecessor, i.e. until the adjournment of the Shareholders' Meeting called to rule on the financial statements for the fiscal year ending December 31, 2004.

Fourth Resolution (Ratification of the decision to transfer the registered office to 6, place de la Madeleine, 75008 Paris) - The Shareholders' Meeting resolves to ratify the decision of the Board of Directors at its meeting held on October 23, 2002, to transfer the registered office to 6 place de la Madeleine in Paris by domiciling Genset at Publicite Legale Madeleine, for a limited time-period.

II - Extraordinary Shareholders' Meeting

Fifth Resolution (amendment to the bylaws) - The Shareholders' Meeting ruling under the quorum and majority conditions required for Extraordinary Shareholders' Meetings, having read the Board of Directors' Report, hereby resolves to amend Article 6 of the bylaws (Share Capital), by deleting paragraphs 6.3 and 6.4.

Sixth Resolution (amendment to the bylaws) - The Shareholders' Meeting ruling under the quorum and majority conditions required for Extraordinary Shareholders' Meetings, having read the Board of Directors' Report, hereby resolves to transfer the company's registered office to the following address:
Route Nationale 7, 91 030 Evry cedex and to amend consequently Article 4 of the bylaws (Registered Office) by indicating such new address as the one of the registered office.

Seventh Resolution (general delegation to increase the share capital) - The Shareholders' Meeting, ruling under the quorum and majority conditions required for Extraordinary Shareholders' Meetings, having read the Board of Directors' Report and the Statutory Auditors' Special Report:

1. hereby delegates to the Board of Directors, in accordance with the provisions of paragraph 3 of Article L225-129-III of the French Commercial Code, all powers necessary to carry out, on one or more occasions, at the time or times and in proportions it shall determine, both in and outside France, to issue shares and/or investment certificates as well as any securities giving access, immediately or in the future, to shares or investment certificates of the Company;

2. hereby resolves that the amount of the share capital increases that may be carried out, immediately and/or in the future, pursuant to this delegation, shall not in the aggregate exceed a cumulated nominal value of (euro) 50 million, to which shall be added the nominal amount of shares and/or investment certificates to be issued in addition in order to protect the rights of holders of securities entitling to shares and/or investment certificates, in accordance with the law;

       In particular, resolves:

o that all of the capital increases that may occur under this general delegation may take the form of the issue of preferred shares. The preferences attached to such shares may consist of a priority dividend charged to distributable earnings prior to any other allocation and any distribution with respect to ordinary shares and/or priority redemption of preferred shares prior to ordinary shares and/or a priority right with respect to the Company's liquidation dividend;

o that, under this delegation, the amount of the capital increase resulting from the issue of investment certificates, immediately or in the future, shall at no time exceed 25% of the amount of the capital (such percentage to be calculated taking into consideration the issue of investment certificates) on the day the investment certificates are issued;

3. hereby further resolves that the nominal value of the debt securities entitling immediately or in the future to a portion of the share capital, which may be issued pursuant to this delegation, shall not exceed (euro) 100,000,000, or its equivalent in foreign currency or in units of account established by reference to a basket of currencies;

4. hereby further resolves to authorize the Board of Directors to take any steps that may be necessary to protect the rights of holders of securities entitling to shares, existing on the day of the capital increase;

5. hereby resolves that the Shareholders may exercise, under the conditions provided for by law, their preferential subscription right for a whole number of shares. Furthermore, the Board of Directors shall have the right to grant to the Shareholders the right to subscribe to a number of securities not a whole number greater than the number they could subscribe to as a whole number, in proportion to the subscription rights they have and, in any event, within the limits of their requests;

     If the subscriptions for whole numbers and for less than whole numbers, as the case may be, do not account for all of an issue of securities, the Board of Directors may implement, in such order as it may determine, any of the procedures described below:

o Limit the issue to the amount of subscriptions received, provided that they amount to at least three-quarters of the issue decided;

o Freely allocate all or part of the securities which were not subscribed to on a whole-number basis, or for less than a whole number, as the case may be;

o Make a public offering of all or part of the securities not subscribed to, on the French, foreign and/or international markets;

6. hereby determines and resolves that, to the extent necessary, this delegation shall automatically include the right to waive the preferential subscription rightsof the Shareholders, if any, in favor of holders of securities giving access to shares and/or investment certificates of the Company that might be issued in the future to any shares and/or investment certificates to which such securities entitle; and hereby expressly resolves to waive the Shareholders' preferential subscription right to new shares or investment certificates issued upon exercise of the warrants or investment certificates referred to in Article L228-95 of the French Commercial Code or by conversion of debt securities;

7. hereby resolves that the amount received or to be received by the Company for each of the shares and/or investment certificates issued under this delegation, shall be equal to at least 80% of the average trading price of the Company's shares during 10 consecutive trading days chosen from among the last 20 trading days prior to the beginning of the issue of the aforementioned securities, after correction to take into consideration the difference, if any, in the effective date of the right to receive dividends;

8. hereby resolves that, with respect to the issue of debt securities with warrants, debt securities exchangeable for shares or investment certificates, or convertibles bonds, that the subscription price of such securities shall be determined by the Board of Directors based on the price of the Company's shares as defined in paragraph 7 above;

9. hereby resolves that the Board of Directors shall have all powers to implement this delegation (with the right to sub-delegate to the Chairman under the legal and regulatory conditions), in particular, in order to determine the dates and terms and conditions of the issues, as well as the form and characteristics of the securities to be issued; decide on the terms and conditions and issuance prices; set the amounts to be issued in euros, foreign currency or units of account set by referring to a basket of currencies, as the case may be; and in compliance with applicable law, determine the effective date, with or without retroactive effect, of the securities to be issued and, if applicable, the conditions of repurchasing them, suspending, if applicable, the exercise of the share allotment rights attached to securities to be issued within a time-period not exceeding three months; determine the terms and conditions under which the rights of holders of securities giving access to the share capital shall be protected, as the case may be, in compliance with the legal and regulatory provisions; make any charges against the share issuance premium(s), if necessary, and, in particular, those relating to expenses incurred in the making of the issues; and generally take any steps, enter into any agreements to ensure the proper completion of the contemplated issues and determine the capital increase(s) resulting from any issue completed by using this delegation and correlatively amend the bylaws;

     In the event of an issue of debt instruments giving right, immediately or in the future, to a portion of the share capital, the Board of Directors shall have all powers, in particular, to decide whether they will be subordinate or not, determine their interest rate, currency, term, which may be indefinite, redemption price, fixed or variable, with or without premium, the terms and conditions of amortization based on market conditions and the terms and conditions under which such securities shall entitled to Company's shares;

10. hereby resolves that this delegation shall supersede the prior delegation relating to the immediate or future issue of company's shares decided by the eleventh resolution of the Extraordinary Shareholders' Meeting held on June 26, 2002;

11. The delegation hereby granted to the Board of Directors shall be valid for a term of twenty-six months from this meeting.

Eighth Resolution (global delegation to increase the share capital without preferential subscription rights) - The Shareholders' Meeting, ruling under the quorum and majority conditions required for Extraordinary Shareholders' Meetings, having read the Board of Directors' Report and the Statutory Auditors' Special Report:

1. hereby delegates to the Board of Directors, in accordance with the provisions of paragraph 3 of Article L225-129-III of the French Commercial Code, the powers necessary to use, in whole or part, the delegation granted to it by the previous resolution to issue, without preferential subscription rights and by way of a public offering, the securities provided for in such resolution, up to the maximum nominal capital amount of (euro) 50 million;

2. in connection with such delegation, resolves to suppress the shareholders' preferential subscription right to securities to be issued by way of a public offering; provided, however, that the Board of Directors may grant such shareholders a priority right to all or part of the issue for the time-period and according to any such conditions as it may determine. Such priority right shall not give rise to the creation of negotiable rights;

3. hereby resolves that the amount received or to be received by the Company for each of the shares and/or investment certificates issued under this delegation shall be at least equal to the average trading price of the Company's shares during 10 consecutive trading days chosen among the last 20 trading days prior to the beginning of the issue of the aforementioned securities, after correction of such average to take into consideration the difference, if any, in the effective date;

4. hereby resolves that the Board of Directors may use this delegation, in whole or in part, to exchange for securities tendered in a public exchange offer undertaken by the Company, within the limits, and under the terms and conditions prescribed by law;

5. hereby resolves that this delegation shall supersede the delegation to issue, either immediately or in the future, shares of the Company without preferential subscription rights granted by the Extraordinary Shareholders' Meeting held on June 26, 2002, in the twelfth resolution thereof;


The delegation hereby granted to the Board of Directors shall be valid for a term of twenty-six months from the date of this Meeting, except in the event of an issue of shares or securities which do not carry the same rights as previously issued shares, or securities, in which case the provisions of Article L225-137 of the French Commercial Code shall apply.

Ninth Resolution (general delegation to increase the share capital through capitalization of reserves, earnings, premiums, or otherwise) - The Shareholders' Meeting, ruling under quorum and majority conditions required for ordinary shareholders' meetings and having read the Board of Directors' report:

1. hereby delegates to the Board of Directors the necessary authority to carry out a capital increase, on one or more occasions, in the proportions and at the times it deems appropriate, though capitalization of reserves, earnings, premiums, or other amounts the capitalization of which is permissible, or else through a capital increase in cash carried out pursuant to the previous resolutions and in the form of an award of free shares, or increase in the par value of existing shares, or both;

2. hereby resolves that the amount of the capital increases that may be undertaken pursuant hereto shall not exceed (euro) 50 million and state that the amounts set forth in the previous two resolutions and this resolutions shall not be cumulative;

3. hereby resolves that the Board of Directors shall have all power to implement this delegation of authority, including, but not limited to, all power to:

  o determine all terms and conditions of the authorized transactions and, in particular, decide the amount and type of reserves or premiums to be capitalized, deciding the number of new shares to be issued in euros, or the amount by which the par value of existing shares shall be increased; establish the date, which may be retroactive, as of which the new shares shall be effective, or the date as of which the increase in par value shall be effective; and make any charges against the share premium(s), if any, including, but not limited to, for expenses connected with the undertaking of such issues;

  o decide, as an exception to the provisions of Article L225-149 of the French Commercial Code, that the rights producing fractional shares, if any, shall not be negotiable, and that the related shares shall be sold, with the amounts resulting from the sale to be awarded to the owners of the rights no later than 30 days after recording in their accounts the whole number of shares awarded;

  o take all steps for the purpose of protecting the rights of the owners of securities entitling to existing shares on the day of the capital increase;

  o take all appropriate steps and make all agreements to ensure the proper completion of the contemplated transaction(s) and, generally, do all that may be necessary to carry out all instruments and formalities required for the purpose of finalizing the capital increase(s) which may be carried out under this delegation, as well as making all related amendments to the By-Laws;

4. hereby resolves, to the extent necessary, that this delegation shall supersede the previous delegation decided by the thirteenth resolution of the Extraordinary Shareholders' Meeting held on June 26, 2002.

5. The delegation thus granted to the Board of Directors shall be valid for twenty-six months from the date of this Shareholders' Meeting.

Tenth Resolution (authorization to increase the share capital in favor of employees) - The Shareholders' Meeting, ruling under the quorum and majority conditions required for extraordinary shareholders' meeting, having read the Board of Directors' Report and the Statutory Auditors' Special Report as provided under Articles L443-1 et seq. of the French Labor Code and Article L225-138 of the French Commercial Code and in compliance with Article L225-129 VII of such Code:

1. hereby grants to the Board of Directors, until the Annual Shareholders' Meeting called to rule on the financial statements for the fiscal year ending December 31, 2003, and in any event no later than the end of the period set forth in Article L225-138 IV 3 of the French Commercial Code, all powers to increase the Company's share capital, on one or more occasions, at its discretion, up to a maximum annual amount of 100,000 new shares, par value 3 euros each, by issuing shares or other securities granting access to Company's capital reserved to members of a Company Savings Plan (Plan d'Epargne Entreprise) or a Voluntary Contributory Company Savings Plan (Plan Partenarial d'Epargne Salariale Volontaire) of the Company and the French or non-French subsidiaries of the Group that may be eligible therefor as provided by law;

2. hereby resolves that the Board of Directors may provide for the award without consideration of shares or other securities granting access to the Company's capital, provided, however, that the total benefit resulting from such award and the discount, if any, from the subscription price may not exceed legal and regulatory limits;

3. hereby resolves that the issue price for new shares and other securities granting access to the Company's capital shall be decided by the Board of Directors in compliance with applicable law and regulations;

4. hereby resolves that the characteristics of the other securities granting access to the Company's capital shall be decided by the Board of Directors under terms and conditions set by applicable regulations; and

5. hereby resolves to waive the preferential subscription right of Shareholders to securities and waive to any right to shares without consideration to be issued pursuant hereto in favor of the beneficiaries mentioned above.

The shareholders hereby grant all power to the Board of Directors to implement this delegation, including, but not limited to, providing for the time periods for paying in the par value of the shares and other securities, if any; granting access to the Company's capital; establishing the terms and conditions of the transactions; deciding on the dates and terms and conditions of the issues that will be undertaken pursuant to this delegation; establishing the opening and closing dates for subscription periods, the effective dates, the terms and conditions for paying in the par value of the shares and the other securities granting access to the Company's capital; and applying for listing of the securities on stock exchanges anywhere it may deem advisable.

The Board of Directors shall also have power, with the power to grant sub-delegations to its Chairman, to determine the completion of the capital increases up to the amount of shares which may actually be subscribed, directly or through an agent, all transactions or formalities related to capital increases and, if it deems it appropriate in its sole discretion, charge against the amount of the issue premiums related to such issues the expenses of the capital increases and to deduct the amounts necessary to increase the legal reserve to one tenth of the new capital after each increase.

The Shareholders hereby resolves that this authorization shall supersede the fourteenth resolution adopted at the Extraordinary Shareholders' Meeting of the Company held on June 26, 2002.

Eleventh Resolution (powers) - The Shareholders' Meeting hereby grants all authority to a bearer of an original or excerpt hereof for the purpose of undertaking any required filing or publication formalities.

In accordance with the provisions of Articles 128 and 130 of the Decree of March 23, 1967, any shareholders who meets the conditions required, may, within 10 days from this insertion, require the registration of the proposed resolutions in the agenda of this meeting. Such request shall be sent to the registered office, by registered letter with receipt requested.

To be entitled to attend, vote by mail or be represented at this meeting:

- the holders of registered shares must be recorded on a purely registered account or a registered account managed by a bank at least 5 days before the date of this meeting, and

- the holders of bearer shares shall send, within the same time-periodan immobilization certificate delivered by the empowered intermediary (bank, financial institution, on-line broker, etc.) keeping their account to BNP Paribas Securities Services, GIS Emetteurs Assemblees, 75450 Paris cedex 09.

If a shareholder cannot personally attend this meeting, he or she may choose between any of the following 3 options:

    1) Send a proxy to the company without indication of agent;
    2) Vote by mail;
    3) Give a proxy to another shareholder or his/her spouse.

Any Shareholder willing to vote by mail or by proxy may request a vote form by telephone from GENSET or by registered letter with receipt requested from BNP Paribas Securities Services, GIS Emetteurs Assemblees, 75450 Paris cedex 09, no later than 6 days before the date of the Shareholders' Meeting.

If the Shareholder returns said form for purposes of voting by mail, he or she shall no longer have the right to be represented by proxy or to attend the meeting directly.

The form shall be returned, along with documentation supporting a shareholder's capacity (immobilization certificate) for receipt by BNP Paribas Securities Services no later than 3 days before the date of the Shareholders' Meeting.

This notice is valid as convening notice, provided that no modification is brought to the agenda such as may be made in response to requests for inclusion of proposed resolutions presented by the Shareholders.

The Board of Directors

-----------

                                     GENSET

          A French societe anonyme with a capital of (euro) 24,697,050 Registered office: PLM 6, place de la Madeleine - 75008 PARIS
             Registry of Commerce and Companies of PARIS 351 723 440

                ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING
                                  MARCH 4, 2003

                              NOTICE OF CONVOCATION

Shareholders are informed that they are convened on Tuesday, March 4, 2003, at 9:00 a.m., at Hotel Mercure Paris Porte de Versailles, 69 Boulevard Victor, 75015 Paris, to the Ordinary and Extraordinary Shareholders' Meeting.

AGENDA

I - Ordinary Shareholders' Meeting

o Ratification of the provisional appointment of Mr. Giampiero de Luca as director;
o Ratification of the provisional appointment of Mr. Silvano Fumero as director;
o Ratification of the provisional appointment of Mr. Pierre Douaze as director;
o Ratification of the decision to transfer the registered office to 6, place de la Madeleine, 75008 Paris.

II - Extraordinary Shareholders' Meeting

o Reading of the Board of Directors' report;
o Reading of the Statutory Auditors' special reports;
o Amendments to Article 6 of the Company's bylaws;
o Decision to transfer the registered office to Route Nationale 7, 91030 Evry Cedex;
o Authorization to the Board of Directors to issue shares and/or investment certificates, as well as any other securities giving access, immediately or in the future, to shares or investment certificates of the Company, up to a maximum nominal value of (euro) 50 million;
o Authorization to the Board of Directors to use all or part of the delegation entrusted by the previous authorization to issue shares and/or securities giving access to the share capital without shareholders' preferential subscription rights;
o Authorization to the Board of Directors to increase the share capital through capitalization of reserves, earnings, premiums, or other amounts, the capitalization of which would be admitted, up to the maximum limit referred to above;
o Delegation of authority to the Board of Directors to increase the Company's share capital in favor of the employees of the Company or affiliated companies, in connection with a company savings plan (PEE - Plan Epargne Entreprise) or a voluntary contributory employee savings plan (PPESV - Plan Partenarial d'Epargne Salariale Volontaire), up to an annual maximum amount of 100,000 new shares;
o Powers.

Any Shareholder, regardless of the number of shares he or she owns, may attend this Meeting.

To be entitled to attend, vote by mail or be represented at this meeting:

- the holders of registered shares must be recorded on a purely registered account or a registered account managed by a bank at least 5 days before the date of this meeting, and

- the holders of bearer shares shall send, within the same time-periodan immobilization certificate delivered by the empowered intermediary (bank, financial institution, on-line broker, etc.) keeping their account to BNP Paribas Securities Services, GIS Emetteurs Assemblees, 75450 Paris cedex 09.

If a shareholder cannot personally attend this meeting, he or she may choose between any of the following 3 options:

    4) Send a proxy to the Company without indication of agent;
    5) Vote by mail;
    6) Give a proxy to another Shareholder or his/her spouse.

Any Shareholder willing to vote by mail or by proxy may request a vote form by telephone from GENSET or by registered letter with receipt requested from BNP Paribas Securities Services, GIS Emetteurs Assemblees, 75450 Paris cedex 09, no later than 6 days before the date of the Shareholders' Meeting.

If the Shareholder returns said form for purposes of voting by mail, he or she shall no longer have the right to be represented by proxy or to attend the meeting directly.

The form shall be returned, along with documentation supporting a shareholder's capacity (immobilization certificate) for receipt by BNP Paribas Securities Services no later than 3 days before the date of the Shareholders' Meeting.

All documents that, according to law, are distributed at this Shareholders' Meeting, shall be made available to shareholders, for a legally determined period of time, at the Company's registered office, PLM, 6 Place de la Madeleine, 75008 Paris.


The Board of Directors

-----------

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 19, 2003

                                        GENSET S.A.


                                        By: /s/ Marc Vasseur
                                            ----------------------------------
                                            Name: Marc Vasseur
                                            Title: Chief Executive Officer